Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889 — 0100
July 2, 2009
Via EDGAR
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C. 20549
RE: Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009 (File No. 001-03305)
Dear Mr. Rosenberg:
We have reviewed your comment letter dated June 22, 2009 addressed to Richard T. Clark, Chairman, President and Chief Executive Officer, relating to Form 10-K for the fiscal year ended December 31, 2008. Our responses are set forth in this letter. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.
Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 54
     Pharmaceutical Segment Revenues
1.	You disclose that Cozaar/Hyzaar’s loss of patent protection in 2010 will lead to significant declines in US sales after that time. Please expand your disclosure to describe more specifically the timeframe for this expected decline and quantify the estimated corresponding impact on your future operating results. Also, you disclose that Singulair will lose patent protection in 2012. Describe and quantify the estimated corresponding impact on your future operating results due to this and other expected losses of patent protection, as described on page 11.

In response to the Staff’s comment, the Company will disclose the following in Management’s Discussion and Analysis beginning with its second quarter Form 10-Q:
The patents that provide U.S. marketing exclusivity for Cozaar and Hyzaar expire in April 2010 and February 2010, respectively, and the patent that provides U.S. marketing exclusivity for Singulair expires in August 2012. The Company expects that within the two years following each product’s respective patent loss, it will lose substantially all U.S. sales of that product, with most of those declines coming in the first full year following patent loss. 2008 U.S. sales of Cozaar/Hyzaar were approximately $1.2 billion and U.S. sales of Singulair were approximately $2.8 billion.
     Research and Development
2.	You disclose the expiration of patents protecting a number of the top products in your Pharmaceutical and Vaccines and Infectious Diseases segments, which will result in loss of market exclusivity and commercial benefits. Also, you disclose substantive research and development activities that appear to indicate a number of likely future product commercializations. Please revise your disclosure to identify those products being developed internally and through collaborations that are reasonably likely to result in future commercialization and quantify the related market opportunities that you expect to exploit. In addition for each of these products in development, disclose the anticipated timing and estimated costs to complete development and the period in which resulting net cash inflows are expected to commence. If you do not maintain research and development costs by project, provide other quantitative and qualitative disclosure that indicates the amount of the Company’s resources being used on the project. Also, to the extent that you are unable to provide this information, disclose those facts and circumstances, indicating the uncertainties that preclude you from making a reasonable estimate.
In our Form 10-K and in our second quarter 10-Q we provide detailed information related to our research pipeline, including specific product candidates, phases of development and therapeutic areas. We also provide a discussion related to significant events and studies impacting our research pipeline and, as a product candidate nears approval, we provide an estimated timeframe for when a U.S. regulatory filing is expected. However, it would be not be practicable to provide the additional detailed information requested for the product candidates in our pipeline. Furthermore, while we are hopeful that all of our product candidates will reach commercialization, as discussed in the Risk Factors in our Form 10-K, there are significant inherent risks in drug development that will cause a number of our product candidates to fail. As a result, to provide a detailed disclosure for each product candidate or group of candidates that addresses market opportunities (which in many cases is also affected by competitive launch timings which may be unknown to us) and the estimated costs to complete development may be misleading to the readers of our management’s discussion and analysis in the Form 10-K as it is reasonably possible that a number of products in our pipeline will not reach commercialization.

Analysis of Liquidity and Capital Resources, page 74
3.	Please revise your disclosure in the table of contractual obligations to include interest payable on loans payable and long-term debt. Also, revise your disclose to explain the difference between the Vioxx settlement amount in the table of $4.1 billion and the reserve of $4.38 billion at December 31, 2008 disclosed in other sections of the filing.
Interest payable on loans payable and long-term debt is expected to be as follows: $194.6 million in 2009; $386.5 million in 2010 — 2011; $367.3 million in 2012 — 2013; and $2,158.0 million thereafter. We will include disclosure of these amounts in the table of contractual obligations in future 10-K filings. The $4.1 billion payment reflected in the table represents the amount anticipated to be paid in 2009 pursuant to the U.S. Vioxx Settlement Agreement. The Company also has accrued liabilities of approximately $0.28 billion which represent legal defense costs related to various Vioxx matters (as discussed in our contingencies footnote) resulting in total liabilities of $4.38 billion at December 31, 2008. Given the nature of the U.S Vioxx Settlement Agreement, we felt it was appropriate to include the anticipated payments with respect to the agreement in the table of contractual obligations, however, as the legal fees are an estimate of future expense, they are not considered contractual obligations.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Joint Ventures and Other Equity Method Affiliates, page 105
     Merck/Schering-Plough
4.	Please explain to us your basis of deferring the $62 million of costs associated with the termination of the respiratory joint venture and amortizing them over the remaining patent life of Zetia through 2016. In particular, address the relevance of the patent life of Zetia, which resides in the continuing cholesterol-management venture, to your use of this amortization method for termination costs related to the respiratory joint venture.
In 2000, the Company and Schering-Plough Corporation entered into contemporaneous agreements to create separate equally-owned partnerships to develop and market in the United States new prescription medicines in the cholesterol management and respiratory therapeutic areas. Based on discussion with the Staff in January 2005, these agreements have been accounted for and reported as one partnership (for purposes of 3-09 requirements) with audited financials statements included in the Form 10-Ks of Schering-Plough (since 2004) and Merck (since 2007).
In accordance with the partnership agreement, upon termination of the respiratory partnership, Schering-Plough became entitled to a special distribution for an amount that increased based on FDA approval of Zetia and Vytorin and additional amounts based on the annual sales of Vytorin. The Company considers the two partnerships to be a single relationship given the contemporaneous nature and the fact that the termination payment is directly tied to the commercial success of the cholesterol products. Our accounting follows the view that this $105 million distribution is in substance a payment from Merck to Schering-Plough for the incremental value Schering-Plough contributed to the cholesterol partnership (i.e. Zetia) as compared to the value contributed by Merck. As this amount represents an additional payment for an approved product, we believe the amount should be capitalized and the benefit should be reflected over the patent life of Zetia. This resulted in a charge of $43 million in the second quarter of 2008, when the respiratory partnership was terminated, which is the pro-rata portion of the $105 million relating to the period from when Zetia was launched in 2002 through the date of termination. The remaining $62 million is being amortized over the remaining patent life of Zetia through 2016.
     Astra/Zeneca LP
5.	Please revise your disclosure to provide the following information regarding the March 2008 partial redemption of your interest in certain AZLP product rights and related transactions:
•	This partial redemption was triggered by the 1999 AstraZeneca merger but did not occur until 2008. Describe the specific terms governing your redemption rights under the AZLP joint venture agreement and the factors that caused this redemption to occur and recognition of the gain in 2008 and not upon the Astra/Zeneca merger. Clarify how the gain in 2008 was computed.

•	In 1998, you contributed KBI’s operating assets to AZLP, yet it appears that you have retained ownership interest in KBI products. Explain this apparent inconsistency.

•	Describe all product rights held in the AZLP joint venture, distinguishing between the AZLP product rights indentified in the partial redemption payment of $4.3 billion from AZLP, the Astra AB product rights given up in exchange for the $967.4 million Advance Payment from Astra, and other product rights retained by you and/or Astra related to the businesses conducted by this joint venture.

•	Describe and quantify the expected impact of the loss of the AZLP and Astra AB product rights on your future operating results.

•	Refer us to the technical guidance upon which you have based your accounting for the Asset Option, sold to Astra so that it could acquire rights to the “Non-PPI Products.” Describe and quantify the expected impact of the loss of the Non-PPI product rights on your future operating results.

•	Describe and quantify the consideration paid and your accounting for the Shares Option granted to Astra to buy your common stock interest in KBI.
We respectfully submit to the Staff that we believe the requested disclosures and related accounting questions noted above were addressed with the Staff in various SEC Comment letters and Merck Response letters between the Staff and Merck from June 1999 through June 2000. The dates of the letters are as follows: SEC Comment Letter — June 2, 1999, Company Response — July 7, 1999; Comment Letter — July 30, 1999, Response — August 17, 1999; Comment Letter — September 17, 1999, Response October 20, 1999; Comment letter — October 29, 1999, Response — November 10, 1999;

Comment Letter — January 28, 2000, Response — March 24, 2000; Comment Letter — May 31, 2000, Response — June 12, 2000. In addition, we met with the Staff in January 2000 to discuss the accounting and disclosure relating to the AZLP transaction. The items addressed in this process included, but were not limited to, the accounting implications of the trigger event, Merck’s ongoing equity accounting for the AZLP partnership, the nature of the assets, including product rights, contributed to AZLP and retained by Merck and the accounting for the Asset and Shares Options. Furthermore, the accounting and disclosures related to the distributions received in March 2008 were also discussed with Todd Hardiman, SEC Associate Chief Accountant, in January 2009 in conjunction with a pre-clearance request relating to our year-end Form 10-K. We also provided Mr. Hardiman with the relevant excerpts from the Response Letters noted above.
In response to your comments on the gain recorded in Q1 2008 and the impact to our future operating results, please consider the following:
•	Consistent with the accounting treatment that we respectively submit was cleared with the SEC in 2000, recognition of any gain was deferred until the distribution was made. The 1999 Astra/Zeneca merger triggered the payment of the advance amount of $967 million as well as the payment in 2008 of the Limited Partnership Share of Agreed Value (LPSAV). However, the advance amount was subject to a true-up in 2008 that could not be estimated in 1999. Therefore, recognition of that gain was deferred. Furthermore, the payment of the LPSAV was to be supported by cash retained in the Partnership such that the amount of any gain to be ultimately realized in 2008 was not determinable in 1999. The $2.2 billion gain recorded in the first quarter of 2008 was calculated as follows: Total cash received of $4.0 billon plus the recognition of the $967 million deferred amount from 1999, less Merck’s investment balance in AZLP at the time of the distribution of $2.8 billion. Additionally, based upon the terms of the agreement, Merck has no ongoing obligation to fund any partnership losses nor is it obligated to repay the distribution in any circumstance.

•	The Limited Partnership Share of Agreed Value (LPSAV) distribution resulted in the termination of Merck’s returns from the Astra US products, which resulted in an annual reduction of our equity income from AZLP (of approximately $200 million). We believe that the net impact is not material to the Company’s future operating results.

•	If AZ exercises the Asset Option in 2010, Merck will receive approximately $650 million in exchange for the rights to the “Non-PPI” KBI products. This will result in a reduction in Merck’s supply sales, reflected in Merck’s revenue, of approximately $200 million. We believe that this impact is not material to the Company’s future operating results; however, we will consider disclosure at that time.
If you have any questions or comments regarding the above response, please contact John Canan, Senior Vice President and Global Controller, at 908-423-2485 or Tom Cunningham, Executive Director, Corporate Accounting and External Reporting, at 908-423-7643.

Very truly yours,
/s/ Peter Kellogg
Peter Kellogg
Executive Vice President and Chief Financial Officer
cc:	John Canan Jon Filderman